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                                                            EXHIBIT (a)(1)(viii)














   NOTICE SENT BY THE PARTNERSHIP TO LIMITED PARTNERS DATED NOVEMBER 9, 2001.




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ORIG, LLC

10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544

November 9, 2001

Dear NTS-Properties IV Investor:

             THE EXPIRATION DATE FOR THE OFFER TO PURCHASE INTERESTS
                   OF NTS-PROPERTIES IV FOR $230 PER INTEREST
                     HAS BEEN EXTENDED TO DECEMBER 13, 2001.

     ORIG, LLC, an Affiliate of NTS-Properties IV, has amended its Offer to Purchase dated August 13, 2001, by extending the expiration date from November 13, 2001, to December 13, 2001. Due to the large response, we are also amending the number of limited partnership interests we are willing to purchase from 2,000 to 4,000 interests.

     We intend to mail payment for interests tendered in the offer, and accepted by us, on or about December 20, 2001. IF YOU HAVE ALREADY SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. You will automatically receive payment. If you have not submitted your paperwork and wish to do so, you have until 11:59 P.M. Eastern Standard Time on Thursday, December 13, 2001, to tender and receive the purchase price of $230 per interest. At this point in time, we anticipate no further extensions.

     Please note that the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal dated August 13, 2001, are applicable in all respects to the offer. This notice should be read in conjunction with the Offer to Purchase and Letter of Transmittal.

     If you have any questions regarding this offer, please call 1 (800) 928-1492, ext. 544.